Exhibit 99.1
                                                                    ------------

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2001
                      COUPON PERIOD ENDING 20 JANUARY 2004

USD NOTES
---------

                  FV OUTSTANDING (USD)   BOND FACTOR     COUPON RATE    COUPON PAYMENTS   PRINCIPAL PAYMENTS    CHARGE OFFS
                                                                             (USD)               (USD)             (USD)
                  --------------------   -----------     -----------    ---------------   ------------------    -----------
CLASS A1 NOTES                 0.00        0.000000%       0.00000%               0.00               0.00          0.00
CLASS A2 NOTES       214,499,240.52       33.880784%       1.35000%         866,645.92      36,702,474.47          0.00

                  FV OUTSTANDING (AUD)   BOND FACTOR     COUPON RATE    COUPON PAYMENTS   PRINCIPAL PAYMENTS    CHARGE OFFS
                                                                             (AUD)               (AUD)             (AUD)
                  --------------------   -----------     -----------    ---------------   ------------------    -----------
CLASS A3 NOTES       200,000,000.00      100.000000%       5.38280%       2,713,521.10               0.00          0.00
CLASS B NOTES         33,600,000.00      100.000000%    Not Disclosed    Not Disclosed               0.00          0.00
CLASS C NOTES          4,500,000.00      100.000000%    Not Disclosed    Not Disclosed               0.00          0.00

                                                                  31-DEC-03
                                                                  ---------
POOL SUMMARY                                                         AUD
------------                                                         ---
Outstanding Balance - Variable Rate Housing Loans                    574,052,006
Outstanding Balance - Fixed Rate Loans                                72,980,377
Number of Loans                                                            7,590
Weighted Average Current LVR                                              53.89%
Average Loan Size                                                         85,248
Weighted Average Seasoning                                               62 mths
Weighted Average Term to Maturity                                       230 mths

PRINCIPAL COLLECTIONS                                                AUD
---------------------                                                ---
Scheduled Principal Payments                                        7,511,927.00
Unscheduled Principal Payments                                     70,643,002.80
Redraws                                                             8,245,454.61

Principal Collections                                              69,909,475.19

TOTAL AVAILABLE PRINCIPAL                                            AUD
-------------------------                                            ---
Principal Collections                                              69,909,475.19
Principal Charge Offs                                                       0.00
Pay Back of Principal Draw                                                  0.00
Total Available Principal                                          69,909,475.19

Outstanding Principal Draws From Previous Period                            0.00

Principal Distributed                                              69,909,475.19
Principal Retained                                                          0.00

TOTAL AVAILABLE FUNDS                                                AUD
---------------------                                                ---
Available Income                                                   12,484,656.86
Principal Draw                                                              0.00
Liquidity Draw                                                              0.00

Total Available Funds                                              12,484,656.86

REDRAW & LIQUIDITY FACILITIES                                        AUD
-----------------------------                                        ---
Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00

CPR
---
                                    OCT-03              NOV-03            DEC-03
                                    ------              ------            ------
          1 MTH CPR                 34.25%              26.84%            30.89%

ARREARS
-------
                                       % OF POOL
                                      (BY NUMBER)
                                      -----------
31 - 59 DAYS                             0.36%
60 - 89 DAYS                             0.13%
90+ DAYS                                 0.16%
DEFAULTS*                                 Nil
LOSSES                                    Nil

* Defaults are also included in the 90+ days arrears category.